SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 --------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO CERTAIN 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      ALLIANCE BANCORP OF NEW ENGLAND, INC.
             (Exact name of registrant as specified in its charter)


              Delaware                                   Applied For
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(State of Incorporation of Organization)    (I.R.S. Employer Identification No.)

         348 Hartford Turnpike                             06066
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(Address of Principal Executive Offices)                (Zip Code)


If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. |_|

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction Act A(c)(2), please check the following box. |_|


Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on
Title of Each Class to be so Registered     Which Each Class is to be Registered
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Common Stock, par value $.01 per share          American Stock Exchange, Inc.
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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                                (Title of Class)





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Item 1. Description of Registrant's Securities to be Registered.

General

Pursuant to an Agreement and Plan of Reorganization dated as of January 10, 1997 (the "Plan of Reorganization") between Tolland Bank, a savings bank chartered by the State of Connecticut (the "Bank"), and Alliance Bancorp of New England, Inc., a newly-formed Delaware corporation organized at the direction of the Bank (the "Company"), the Company will acquire all of the outstanding common stock, par value $1.00 per share, of the Bank other than shares held by stockholders, if any, exercising dissenters rights, in a share-for-share exchange for the common stock, par value $.01 per share, of the Company ("Common Stock"). The Bank will thereby become a wholly-owned subsidiary of the Company and the Bank's stockholders will become, subject to their exercise of dissenters rights, stockholders of the Company. Under the Certificate of Incorporation of the Company (the "Certificate"), the Company will be authorized to issue up to 4,000,000 shares of Common Stock and up to 100,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock

The Board of Directors of the Company is authorized to issue shares of preferred stock in series and to fix the voting powers, designations, preferences, or other special rights of the shares of each such series and the qualifications, limitations, and restrictions thereon. The issuance of preferred stock by the Company is subject to the approval of a majority vote of the Board of Directors of the Company. Preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, or liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class), and may be convertible into shares of Common Stock.

Common Stock

Voting Rights. Stockholders are entitled to one vote per share on any matters subject to stockholder approval, including the election of Directors. The Certificate does not provide for cumulative voting in connection with the election of Directors, and therefore holders of a majority of the Common Stock will be able to elect all of the Directors standing for election in each year, subject to the rights of the holders of shares of preferred stock, if and when issued.

Preemptive Rights. Holders of Common Stock have no preemptive rights as to the purchase of any shares issued in the future. Therefore, the Board of Directors may sell shares of capital stock without first offering them to the then stockholders of the Company.

Assessability.  Under Delaware law, the Common Stock is non-assessable.

Dividend Rights; Repurchase of Shares. A Delaware business corporation, such as the Company, may pay dividends or repurchase its shares of capital stock. However, the Company is also subject to the requirements of the Federal Reserve Board. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common

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stock only out of the past year's net income,  and only if prospective  earnings retention is consistent with the organization's expected future needs. The policy further provides that a bank holding company should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its subsidiary banks, here the Bank. The Federal Reserve Board also requires by regulation that a bank holding company seeking to purchase or redeem any of its equity securities must provide prior notice to the appropriate regional Federal Reserve Bank, which may disapprove of such proposed purchase or redemption, if the gross consideration for such purchase or redemption, when aggregated with the net consideration paid by the holding company for all such purchases or redemptions during the preceding twelve months, exceeds 10% of the holding company's consolidated net worth, except that such prior notice requirements do not apply to any holding company that is "well capitalized" in accordance with Federal Reserve Board regulations, has received a composite "1" or "2" rating in its most recent examination and is not subject to any unresolved regulatory issues.

Any issuance of preferred stock with a preference over Company Common Stock as to dividends may affect the dividend rights of Common Stock holders.

Directors

Number and Staggered Terms. The Certificate and By-laws of the Company (the "By-laws") provide that, subject to the rights of holders of preferred stock, if and when issued, a majority of the Board of Directors of the Company shall fix from time to time the number of Directors of the Company, which number shall not be less than five. The Board of Directors of the Company will initially be composed of 11 Directors. The Certificate provides for three classes of Directors with one class elected each year for three year staggered terms, so that ordinarily no more than approximately one-third of the Directors will stand for election in any one year, and that there will be no cumulative voting in the election of Directors.

Removal. The Certificate provides that Directors may be removed from office, but only for cause as defined under Delaware law, and then only by the affirmative vote of not less than 80% of the outstanding shares entitled to vote at a duly constituted meeting of stockholders.

Vacancies. The Certificate and By-laws provide that any vacancy occurring in the Board of Directors, including a vacancy resulting in death, resignation, retirement, disqualification or removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the Directors then in office.

Meetings of Stockholders

The Certificate and By-laws provide that a special meeting of stockholders may be called only by a majority of the Directors then in office. The Certificate and By-laws also set forth certain advance notice and informational requirements and time limitations on any Director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders. Any such nomination, to be timely, shall be delivered to, or mailed and received at, the principal executive offices of the Company at least 90 days prior to the annual meeting, provided that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made must be given. For new business to be properly brought before the annual meeting by a shareholder, the shareholder's notice of such new business must be received by the Company not later than 120 days prior to the anniversary date of the immediately preceding annual meeting. The notice must set forth a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting. The name and record address of the shareholder proposing such business, the class number of shares of the Company which is beneficially owned by the shareholder and any material interest of the shareholder in such business must also be set forth.

Stockholder Vote Required to Approve Certain Transactions

The Certificate requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain expenses, be approved by the vote of the holders of only a majority of the outstanding shares of common stock of the Company's and any other affected class of stock. Additionally, under the Certificate, at least 80% approval of shareholders is required in connection with any transaction involving an Interested Shareholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Interested Shareholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the shareholders a fair price in consideration for their shares in which case, if a shareholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term "Interested Shareholder" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 15% or more of the outstanding shares of voting stock of the Company. This provision of the Certificate applies to any "Business Combination," which is defined to include (i) any merger or consolidation of the Company's or any of its subsidiaries with or into any Interested Shareholder or the Company's (as defined in the Certificate) of an Interested Shareholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Shareholder or the Company's of 10% or more of the assets of the Company's or combined assets of the Company's and its subsidiary; (iii) the issuance or transfer to any Interested Shareholder or its the Company by the Company (or any subsidiary) of any securities of the Company's in exchange for any assets, cash or securities the value of which equals or exceeds 10% of the fair market value of the Common Stock of the Company; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of any Interested Shareholder or the Company thereof and (v) any reclassification of securities, recapitalization, merger or consolidation Shareholder or the Company which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of the Company owned directly or indirectly by an Interested Shareholder or the Company thereof.

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Beneficial Ownership Limitation

The Certificate contain a prohibition against any person directly or indirectly offering to acquire, or acquiring, beneficial ownership (as defined in the Certificate) of more than 10% of any class of outstanding equity securities of the Company. In the event shares are acquired in violation of this provision, all shares beneficially owned by any person in excess of 10% shall be considered excess shares and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders of the Company for a vote. The Certificate contains an exception from this limitation for any Employee Stock Ownership Plan established by the Company.

Amendment of Certificate and Bylaws

Amendments to the Company's Certificate must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock; provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company bylaws and Certificate. The Company's bylaws may be amended by its Board of Directors, or by the vote of a majority of the shares present in person or by proxy and entitled to a vote at any annual or special meeting except for those instances where the Certificate requires a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders for amendment.

Anti-Takeover Provisions

Certain provisions of the Certificate and By-laws may be deemed to have an "anti-takeover" effect. For example: (i) the Board of Directors' authority to fix the designations, powers, preferences and relative rights of the authorized and unissued shares of preferred stock could be used in the event of an attempt by an unsolicited third party to gain control of the Company to impede such attempt to acquire control; (ii) the three-year staggered terms for Directors, the Board of Directors, authority to fix the number of Directors who may serve from time to time, the ability to remove Directors only for cause, and the advanced notice requirements pertaining to the nomination by shareholders of candidates for election to the Board of Directors all may make it more difficult to change a majority of the Board of Directors; (iii) the requirements that special meetings of shareholders may be called only by a majority of the Board of Directors and that shareholder proposals must satisfy certain advance notice and informational requirements to be considered at any meeting may make it more difficult for shareholders to take action independent of the Board of Directors;
(iv) the requirements that Business Combinations that are not approved by the disinterested Directors must either satisfy certain "fair price, provisions or be approved by a "super majority" stockholder vote may make it more difficult to effect any such transaction that is not supported by the Board of Directors; (v) the requirement that shareholder action to amend the Certificate or By-laws must generally be preceded by the approval of the Board of Directors of such proposed amendment may limit shareholders, ability to effect such amendments without the support of the Board of Directors.

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Item 2. Exhibits.

The following exhibits are filed as a part of this Registration Statement:

    Exhibit Number             Description

         99.1 Certificate of Incorporation of the Registrant, attached as Exhibit B to Exhibit 99.4

         99.2     Bylaws of the  Registrant,  attached  as  Exhibit C to Exhibit
                  99.4

         99.3 Annual Report on F.D.I.C. Form F-2 of Tolland Bank (the "Bank") for the fiscal year ended December 31, 1996 and Annual Report to the Bank's stockholders

         99.4 Notice and Proxy Statement dated February 21, 1997 for the Annual Meeting of Shareholders of the Bank

         99.5 Quarterly Report on F.D.I.C. Form F-4 of the Bank for the fiscal quarters ended March 31, 1997 and June 30, 1997.


SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ALLIANCE BANCORP OF NEW ENGLAND, INC.


                                           By:                   /S/
                                              ----------------------------------
                                                       David H. Gonci
                                                       Vice President


Dated September 19, 1997